Amendment of certain terms of the Convertible Debenture issued on July 14, 1997 (the "Agreement") between San Fabian Resources Inc. (the "Company") in favour of Maitland & Company (the "Holder")

TO WIT:

Notwithstanding Section 4 of the Agreement the parties hereto agree to amend the conversion rights of the Debenture to the effect that commencing September 29, 1999 the Holder may convert all or a portion of the Debenture plus and accrued interest into common stock of the Company by giving the Company 5 days prior written notice in the form of the implementation notice attached as Schedule A to the Debenture. All other terms of the Debenture shall remain the same.

Dated this 29th day of September, 1999


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San Fabian Resources Inc.


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Maitland & Company